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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



08030895

SEC Mail Processing Section

FEB 22 2008

Washington, DC
110

SEC FILE NUMBER
8- 52864

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORTRESS GROUP, INC.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3379 PEACHTREE ROAD, N.E.   SUITE 272

(No. and Street)

ATLANTA   GEORGIA   30326

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    BRUCE A. WILLIAMSON   404-869-4600

                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WESTBROOK, MCGRATH, BRIDGES, ORTH & BRAY

(Name – *if individual, state last, first, middle name*)

2750 PREMIERE PARKWAY, SUITE 800   DULUTH, GEORGIA   30097

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 4 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __BRUCE ALAN WILLIAMSON__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __FORTRESS GROUP, INC.__ , as of __DECEMBER 31__ , 20 __07__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

VICE PRESIDENT & CFO
_____
Title

_____
Notary Public   My commission expires November 7, 2010

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORTRESS GROUP, INC.

Financial Statements and
Supplemental Information
December 31, 2007

FORTRESS GROUP, INC.

TABLE OF CONTENTS

WESTBROOK, MCGRATH, BRIDGES, ORTH & BRAY

CERTIFIED PUBLIC ACCOUNTANTS
2810 PREMIERE PARKWAY
SUITE 200
DULUTH, GEORGIA 30097
PHONE: (770) 622-9885
FAX: (770) 622-9886

REPORT OF INDEPENDENT AUDITORS

To the Stockholders
Fortress Group, Inc.

We have audited the accompanying balance sheet of Fortress Group, Inc. as of December 31, 2007, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortress Group, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Westbrook, McGrath, Bridges, Orth & Bray

February 15, 2008

FORTRESS GROUP, INC.

Balance Sheet
December 31, 2007

ASSETS

CURRENT ASSETS

Cash	$ 3,627,933
Investments	-
Accounts receivable	63,433
Prepaid expenses and deposits	14,726
Total current assets	3,706,092

FIXED ASSETS, less accumulated depreciation
of $23,738 in 2007

	20,166
	$ 3,726,258

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued expenses	$ 15,402
	15,402

STOCKHOLDERS' EQUITY:

Common stock, $.01 par value, 10,000 shares authorized, 2,600 shares issued and outstanding	26
Paid-in capital in excess of par	25,974
Retained earnings	3,684,856
	3,710,856
	$ 3,726,258

The accompanying notes are an integral part of these financial statements.

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FORTRESS GROUP, INC.

STATEMENT OF OPERATIONS
For the year ended December 31, 2007

REVENUE	
Commissions and fees	$ 7,837,628
Other income	35,000
Interest	32,721
	7,905,349
EXPENSES	
Salaries and wages	636,081
Advertising	11,790
Parking deck fees	2,405
Bank fees	372
Regulatory fees & expenses	15,223
Depreciation	9,863
Dues & subscriptions	1,375
Insurance	10,296
Meals & entertainment	7,931
Office supplies & expenses	23,448
Pension expense	90,000
Printing	11,449
Professional fees	74,991
Repairs & maintenance	263
Rent & administration	52,323
Research	31,636
Postage & delivery	357
Payroll taxes	33,829
Taxes	2,798
Telephone	14,059
Travel	34,460
	1,064,949
NET INCOME	$ 6,840,400

The accompanying notes are an integral part of these financial statements.

3

FORTRESS GROUP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2007

| | Common Stock | | Additional Paid-in | Retained |
	Shares	Amount	Capital	Earnings
Balance, January 1, 2007	2,600	$26	$25,974	$144,456
Dividends paid to Stockholders				(3,300,000)
Net income				6,840,400
Balance, December 31, 2007	2,600	$26	$25,974	$3,684,856

The accompanying notes are an integral part of these financial statements.

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FORTRESS GROUP, INC.

STATEMENT OF CASH FLOWS
For the year ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (Loss)	$ 6,840,400
Non cash items included in net income	
Depreciation	9,863
Changes in:	
Accounts receivable	23,605
Prepaid expenses and deposits	(975)
Accrued expenses	(84,716)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	6,788,177

CASH FLOWS FROM INVESTING ACTIVITIES:

Addition of fixed assets	(9,196)
NET CASH USED BY INVESTING ACTIVITIES	(9,196)

CASH FLOWS FROM FINANCING ACTIVITIES:

Dividends paid to Stockholders	(3,300,000)
NET CASH USED BY FINANCING ACTIVITIES	(3,300,000)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,478,981
CASH AND CASH EQUIVALENTS, beginning of year	148,952
CASH AND CASH EQUIVALENTS, end of year	$ 3,627,933

The accompanying notes are an integral part of these financial statements.

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NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations – The Company provides investment banking services concentrating on private placements of alternative asset limited partnership interests with institutional investors. The Company's clients are generally U.S. alternative assets investment managers. On December 22, 2002 the Company formally changed its name from Fortress Williamson Securities, Inc. to Fortress Group, Inc.

Cash and cash equivalents - The Company considers money market accounts and highly liquid cash investments with a maturity date of three months or less to be cash equivalents.

Investments in marketable securities – The Company's investments consist of debt securities which are classified as held-to-maturity securities since the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on their contractual maturity date and are stated at amortized cost.

Revenue Recognition – Revenue related to commissions earned regarding the arranging of private placements of securities by issuers will be recognized generally at the "date of closing" when the revenue is earned.

Fixed Assets – Fixed assets are recorded at cost. Depreciation of fixed assets is computed using the straight line method over the estimated useful lives of the property. The cost and accumulated depreciation related to assets retired or sold are relieved from the accounts, and gain or loss on disposal is reflected in income. The cost of maintenance and repairs is charged to expenses as incurred. Renewals and betterments which extend the useful life of assets are capitalized.

Income taxes – The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company's net income or loss is reportable by its stockholders in their individual income tax returns.

Use of estimates – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - LEASES:

The Company leases office space pursuant to an operating lease agreement expiring in 2012. Annual future minimum rental payments under the Company's non-cancelable operating leases are as follows:

Year Ending December 31	Amount
2008	$ 53,909
2009	75,475
2010	77,730
2011	80,065
2012	82,448
	$369,627

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is a licensed broker/dealer and accordingly is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of adjusted minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2007, the Company had adjusted net capital of $3,539,972 which was $3,534,972 in excess of its required net capital of $5,000.

Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period December 31, 2006 does not differ materially from the net capital computation contained in the firm's unaudited FOCUS Report Part IIA for the period ending December 31, 2007. Consequently, a reconciliation was not required and is therefore not included herein.

NOTE 4 - PENSION PLAN:

The Company maintains a Simplified Employee Pension plan covering eligible employees. Company contributions to the plan are determined annually and are made at the discretion of the Board of Directors. Pension expense for the year ended December 31, 2007 was approximately $90,000 and is included in expenses in the statements of operations.

WESTBROOK, McGRATH, BRIDGES, ORTH & BRAY

CERTIFIED PUBLIC ACCOUNTANTS
2810 PREMIERE PARKWAY
SUITE 200
DULUTH, GEORGIA 30097
PHONE: (770) 622-9885
FAX: (770) 622-9886

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Stockholders
Fortress Group, Inc.

Our report on our audit of the basic financial statements of Fortress Group, Inc. for 2007 appears on page one. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of computation of net capital under SEC rule 15c3-1 and reconciliation of audited and unaudited reports at December 31, 2007 are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Westbrook, McGrath, Bridges, Orth & Bray

February 15, 2008

FORTRESS GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
For the year ended December 31, 2007

Computation of Net Capital

Total ownership equity from balance sheet	$ 3,710,856
Deduct:	
Total nonallowable assets from balance sheet	98,325
2.0% haircut on money market fund in the amount of $148,952	72,559
Total nonallowable assets	170,884
Net capital	3,539,972
Minimum net capital requires (Greater of $5,000 or 6-2/3% of aggregate indebtedness of $15,402)	5,000
Excess net capital	$ 3,534,972

Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period ending December 31, 2007 does not differ materially from the net capital computation contained in the firm's unaudited FOCUS Report Part IIA for the period ending December 31, 2007. Consequently, a reconciliation was not required and is therefore not included herein.

FORTRESS GROUP, INC.
RECONCILIATION OF AUDITED AND UNAUDITED REPORTS
December 31, 2007

Description	As Previously Stated	Debit	Credit	As Stated
ASSETS				
Cash	$3,627,933			$3,627,933
Accounts receivable	63,433			63,433
Fixed assets, less accumulated depreciation	20,166			20,166
Deposits	14,726			14,726
	$3,726,258	$0	$0	$3,726,258
LIABILITIES				
Current liabilities	$15,402			$15,402
	15,402	0	0	15,402
STOCKHOLDERS' EQUITY				
Common stock	26			26
Additional paid-in capital	25,974			25,974
Retained Earnings	3,684,856			3,684,856
	3,710,856			3,710,856
	$3,726,258	$0	$0	$3,726,258
INCOME AND (EXPENSES)				
Revenue	$7,905,349			$7,905,349
Salaries	636,081			636,081
Regulatory fees	15,223			15,223
Other expenses	413,645			413,645
	$6,840,400	$0	$0	$6,840,400

WESTBROOK, McGRATH, BRIDGES, ORTH & BRAY

CERTIFIED PUBLIC ACCOUNTANTS
2810 PREMIERE PARKWAY
SUITE 200
DULUTH, GEORGIA 30097
PHONE: (770) 622-9885
FAX: (770) 622-9886

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Fortress Group, Inc.

In planning and performing our audit of the financial statements of Fortress Group, Inc. for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Fortress Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with Management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

Westbrook, McGrath, Bridges, Dath & Bray

February 15, 2008

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